Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:

Algonquin Power & Utilities Corp. announces acquisition of 19th water utility system

TORONTO, March 29 /CNW/—Algonquin Power & Utilities Corp. (TSX: AQN) (“APUC”) is pleased to announce that its wholly owned subsidiary Liberty Water Co. (“Liberty Water”) has completed the acquisition of an additional water distribution and wastewater collection system (the “Galveston System”) for a total purchase price of $2,000,000. Located near Galveston, Texas, the Galveston System provides water distribution and waste water collection to approximately 260 equivalent residential connections. Liberty Water is expected to earn a return on and of the net asset value of the Galveston System ($2,000,000) equivalent to that provided by the Texas Commission on Environmental Quality of approximately 12% after application of regulatory taxes.

“The earnings and cash flow accretion generated by these long lived, utility grade water distribution and wastewater collection assets are consistent with Liberty Water’s objective of accretively expanding its water utility asset base and supports APUC’s commitment to providing total shareholder return through a combination of predictable and growing earnings and dividends together with capital appreciation,” commented Ian Robertson, the Chief Executive Officer of APUC. “The operation and administration of the Galveston System will capitalize on economies of scale from Liberty Water’s regional office located in Tyler, Texas,” he continued.

ABOUT ALGONQUIN POWER & UTILITIES CORP.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of approximately $1 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Algonquin Power Co., APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 11 high efficiency thermal energy facilities representing more than 450 MW of installed capacity. Liberty Water Co., APUC’s wholly owned water utility subsidiary, provides regulated utility services to more than 70,000 customers with a portfolio of 19 water distribution and wastewater treatment utility systems. Pursuant to a previously announced agreement, APUC is committed to acquiring the California based regulated utility electric distribution and generation assets of NV Energy which serve approximately 47,000 retail electricity distribution customers. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB, AQN.DB.A and AQN.DB.B. Visit Algonquin Power & Utilities Corp. on the web at www.AlgonquinPowerandUtilities.com.

%SEDAR: 00014832E

For further information: Kelly Castledine, Algonquin Power & Utilities Corp., 2845 Bristol Circle, Oakville, Ontario, L6H 7H7, Telephone: (905) 465-4500, Website: www.AlgonquinPowerandUtilities.com/

(AQN.)

CO: Algonquin Power & Utilities Corp.

CNW 09:00e 29-MAR-10